16006140

SEC Mail Processing Section

MAR 21 2016

Washington DC 403

JG

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-50016

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (Date) AND ENDING December 31, 2015 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Seidel & Co., L.L.C.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Exchange Place
(No. and Street)

New York, (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert J. Calamunci 908-231-1000
(Area Code - Telephone No.)

RECEIVED
2016 MAR 22 AM 11:03
SEC / TM

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T Certified Public accountants, PLLC
(Name - if individual, state last, first, middle name)

250 W. 57th Street, Suite 1632 (Address) New York, (City) NY (State) 10107 (Zip Code)

CHECK ONE

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alan Seidel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Seidel & Co., L.L.C. as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprictary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Executive Officer

Title

Notary Public

SABRINA GOBIN
No. 01GO6196505
Notary Public, State of New York
Qualified in Bronx County
My Commission Expires Nov. 17, 2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SEIDEL & CO., LLC

TABLE OF CONTENTS

VB&T

Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Seidel & Co., L.L.C.

We have audited the accompanying financial statements of Seidel & Co., L.L.C., (the "Company") (a New York Limited Liability Company), which comprise the statement of financial condition as of December 31, 2015, and the related statements of income, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Seidel & Co., L.L.C. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedule I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. This supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 1, 2016

SEIDEL & CO., LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

ASSETS		
Cash	$	38,034
Deposit with clearing organization		500,127
Due from clearing broker		606,164
Other assets		5,398
Total Assets	$	1,149,723
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses		401,943
Total Liabilities		401,943
Commitments and contingencies		
Member's equity		747,780
Total Liabilities and Members' Capital	$	1,149,723

The accompanying notes are an integral part of these financial statements.

SEIDEL & CO., LLC

STATEMENT OF INCOME

DECEMBER 31, 2015

Revenues		
Trading profits and gains	$	4,976,261
Commissions	$	69,142
Other		5,799
Total Revenues		5,051,202
Operating expenses		
Employee compensation and benefits		3,130,403
Clearing costs		833,359
Quote, data and technology		323,051
Insurance		265,188
Professional fees		206,650
Occupancy costs		195,764
Other operating expenses		83,345
Regulatory fees		78,326
Auto, travel and entertainment		76,465
Total Expenses		5,192,551
Net Loss	$	(141,349)

The accompanying notes are an integral part of these financial statements.

SEIDEL & CO., LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

DECEMBER 31, 2015

Balance, January 1, 2015	$	340,752
Net income		(141,349)
Member contributions		548,377
Balance, December 31, 2015	$	747,780

The accompanying notes are an integral part of these financial statements.

SEIDEL & CO., LLC

STATEMENT OF CASH FLOWS

DECEMBER 31, 2015

Cash flows from operating activities		
Net income	$	(141,349)
Adjustments to reconcile net income to net cash provided by operating activities		-
Changes in assets and liabilities		
Securities owned, at fair value		(128,373)
Due from clearing broker		(299,731)
Other receivables		80,369
Other assets		7,223
Accounts payable and accrued expenses		(47,420)
Net cash provided by operating activities		(529,281)
Cash flows from investing activities		
Net cash used in investing activities		-
Cash flows from financing activities		
Member contributions		548,377
Net decrease in cash		19,096
Cash, beginning of year		18,938
Cash, end of year	$	38,034
Supplemental cash flow disclosures		
Interest paid	$	167

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Seidel & Co., L.L.C. (Company) was organized in the State of New York on December 2, 1996, and is registered as a broker-dealer in securities transactions under the Securities Exchange Act of 1934.

The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company has adopted December 31 as its fiscal year end.

The Company's broker-dealer registration entitles it to transact a securities business as principal, riskless principal and agent. David William Securities, a division of the Company, effects transactions as a proprietary trader.

The Company clears its transactions on a fully disclosed basis, through registered clearing brokers. The Company is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii). Pursuant to clearing agreements between the Company and Industrial and Commercial Bank of China Financial Services LLC (ICBC) and First Southwest Company (FSC), securities transactions of the Company are cleared through ICBC and FSC, and its customers are introduced and cleared on a fully disclosed basis.

The Company is exempt from provisions of Rule 15c3-3 and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, as all customer accounts, as defined by such rules, are carried by ICBC and FSC.

In addition, the firm also transacts a DVP vs. RVP business with other broker-dealers, money managers, and institutional accounts.

2. SIGNIFICANT ACCOUNTING POLICIES

Revenues
Profits and losses from commissions realized on agency transactions, riskless principal transactions, and principal transactions are recorded on settlement date, which is not materially different than recording transactions on a trade date. These transactions are done with other broker-dealers and institutional and retail customers.

Investments and Clearing Deposit
Investment securities and securities carried in the clearing deposit account are valued at market value. The resulting difference between market value and cost is included in income.

Income Taxes
The Company is a limited liability company (LLC) taxed as a partnership, and the accompanying financial statements do not include any provision for federal or state income taxes. Each member of the Company is individually responsible for reporting his share of the Company's income, losses, deductions, credits, and related tax items.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. RELATED PARTY

Membership interest purchase agreement
On December 10, 2014, Alan Seidel, who had owned 95% of the Holding Company, Seidel & Shaw Holding LLC agreed to sell most of his membership interest to Vijay Sonawane and Dimitri Alifragi. This sale resulted in Sonawane and Alifragis collectively owning 75% of the Seidel & Shaw Holding LLC.

4. NET CAPITAL REQUIREMENTS

The Company is a member of FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015 the Company had net capital of $741,741, which was $641,741 in excess of the amount required.

5. CONTINGENCIES

In the normal course of business the Company is engaged in various trading and brokerage activities, including principal and agency transactions, through a clearing broker.

In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill their contractual obligations.

6. SECURITIES VALUATION and FAIR VALUE MEASUREMENTS

The Company utilizes various methods to measure the fair value of its investments on a recurring basis. GAAP establishes a hierarchy that prioritizes the inputs to valuation methods. The three levels of input are:

<u>Level 1</u>
Unadjusted quoted prices in active markets that the Company has the ability to access for identical assets or liabilities.

<u>Level 2</u>
Observable inputs other than quoted prices included in Level 1. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar (but not identical) instruments, and similar data.

6. SECURITIES VALUATION and FAIR VALUE MEASUREMENTS (continued)

Level 3
Unobservable inputs for the asset or liability, to the extent relevant observable inputs are not available, representing the Company's own assumptions about what a market participant would use in valuing the asset or liability, based on the best information available.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to that security. To the extend the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety, is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Transfers between levels are recognized at the end of the reporting period.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis are as follows:

Equity Securities (Common Stock and Exchange Traded Funds)

Investments in securities and securities sold short that are listed on national exchanges are valued at the last sales price on the last business day of the year on the exchange that constitutes its principal market. Investments in securities and securities sold short that are traded over the counter are valued at the last sales price on the last business day of the year. Investments in securities and securities sold short for which no sale occurred on the last business day of the year are valued at the mean of the high bid and low asked prices. To the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy. Common stock for which quotations are not readily available are valued at fair value as determined in good faith by the Partnership and are categorized in Level 3 of the fair value hierarchy.

Derivative Instruments (Options)

Listed derivatives that are actively traded are valued based on quoted prices from the exchange are categorized in Level 1 of the fair value hierarchy.

The Company's investments at December 31, 2015 were Level 1 securities.

7. SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 1, 2016, which is the date the financial statements were available to be issued.

SEIDEL & CO., LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2015

Computation of net capital		
Total member's equity	$	747,780
Less - non-allowable assets		
Converts		(641)
Other assets		(5,398)
Net capital before haircuts on securities positions		741,741
Haircuts and undue concentrations		-
Net capital	$	741,741
Computation of aggregate indebtedness		
Accounts payable and accrued expenses includable in aggregate indebtedness	$	401,518
Aggregate indebtedness	$	401,518
Computation of basic net capital requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	26,768
Minimum dollar requirement		100,000
Net capital requirement (greater of minimum net capital or dollar requirement)	$	100,000
Excess net capital	$	641,741
Excess net capital at 1000 percent	$	701,589
Ratio: aggregate indebtedness to net capital		0.54 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2015)		
Net capital, as reported in Company's Part II (unaudited) Focus report	$	741,741
Increases resulting from December 31, 2015 audit adjustments, net		-
Net capital, as included in this report	$	741,741

The above computation does not materially differ from the December 31, 2015 unaudited computation of net capital filed electronically by the company on FOCUS Form X-17A-5 Part IIA.

See Independent Auditors' Report.

VB&T
Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

Independent Accountants Agreed-Upon Procedures Report on Schedule of Assessments and Payments (Form SIPC-7)

To the Members of
Seidel & Co., L.L.C.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Seidel & Co., L.L.C. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Seidel & Co., L.L.C.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Seidel & Co., L.L.C.'s management is responsible for the Seidel & Co., L.L.C.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015 as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 1, 2016

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended DECEMBER 31, 2015

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

050016 FINRA DEC

SEIDEL & CO., LLC
40 EXCHAGE PLACE SUITE 510
NEW YORK, NY 10005

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

(908)231-1000

2. A. General Assessment (item 2e from page 2)		$ 9,973
B. Less payment made with SIPC-6 filed (exclude interest)		(5,569)
________ Date Paid		
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		4,404
E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 4,404
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 4,404	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SEIDEL & CO., LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

FINOP
(Title)

Dated the 27 day of JANAURY, 20 16.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ Postmarked _____ Received _____ Reviewed

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning JANUARY 1, 2015
and ending DECEMBER 31, 2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 5,051,927
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	833,359
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	229,189
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	1,062,548
2d. SIPC Net Operating Revenues	$ 3,989,379
2e. General Assessment @ .0025	$ 9,973

(to page 1, line 2.A.)